May 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	General Cannabis Corp
Post Effective Amendment No. 1 to Form S-3 on Form S-1 Filed April 3, 2020
File No. 333-224486

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) General Cannabis Corp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 (Registration No. 333-224486) filed with the Commission on April 3, 2020 (the “Post-Effective Amendment”). The Post-Effective Amendment is an amendment to the Company’s Registration Statement on Form S-3 initially filed on April 27, 2018 and declared effective on May 9, 2018 (“Form S-3”). The Company has determined at this time to withdraw the Post-Effective Amendment due to the fact that the Post-Effective Amendment incorrectly updates the Form S-3 by including information from a different Company registration statement and the Company no longer has plans to proceed with the registration, offering or sale of securities pursuant to the Post-Effective Amendment. Accordingly, the Company believes that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Post-Effective Amendment was not declared effective by the Commission and no securities of the Company were offered or sold pursuant to the Post-Effective Amendment.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Stephen M. Cohen, at (215) 299-2744.

Thank you for your assistance in this matter.

s/ Adam Hershey
Very truly yours, General Cannabis Corp. By: /s/ Adam Hershey Adam Hershey Interim CEO